UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Executive Officer / Group CFO

November 26, 2021

Company: Mizuho Financial Group, Inc.

Representative: President & Group CEO Tatsufumi Sakai

Head Office: 1-5-5 Otemachi, Chiyoda-ku, Tokyo

Stock code: 8411 (First Section of Tokyo Stock Exchange)

Company: Mizuho Bank, Ltd.

Representative: President & CEO Koji Fujiwara

Head Office: 1-5-5 Otemachi, Chiyoda-ku, Tokyo

Regarding administrative actions by the Financial Services Agency and Ministry of Finance of Japan

Today, Mizuho Financial Group, Inc. and Mizuho Bank, Ltd. received a business improvement order from the Financial Services Agency of Japan, pursuant to the provisions of Article 52-33, Paragraph 1 and Article 26, Paragraph 1 of the Banking Act of Japan, in regard to the series of IT system failures that have occurred since February 28, 2021.

Also today, Mizuho Bank received a corrective action order from the Ministry of Finance of Japan, pursuant to the provisions of Article 17-2, Paragraph 1 of the Foreign Exchange and Foreign Trade Act of Japan, in regard to the performance of the confirmation obligations of banks under Article 17 of said act.

As a financial institution bearing responsibility for maintaining societal infrastructure, we deeply apologize for the inconvenience and concern we have caused to our customers and society by allowing these system failures to occur repeatedly in a short period of time and, as a consequence, failing to adequately fulfill our role in facilitating smooth settlements and failing to adequately ensure thorough operations under the Foreign Exchange and Foreign Trade Act of Japan.

Both Mizuho Financial Group and Mizuho Bank are treating the Financial Services Agency’s business improvement order and the Ministry of Finance’s corrective action order with the utmost seriousness. We are fully accounting for our mistakes and endeavoring to formulate and implement business improvement plans and measures to prevent further incidents in conformance with the orders.

I.	Details of the business improvement order from the Financial Services Agency of Japan

Mizuho Bank: Banking Act of Japan Article 26, Paragraph 1

1.	Promptly implement the measures Mizuho Bank has formulated to prevent further incidents in regard to system failures.

2.	Formulate a business improvement plan covering the following items and promptly implement the plan. Reassess and review the business improvement plan on an ongoing basis.

(1)	Measures to prevent further incidents in regard to system failures, to include any measures identified as necessary through the reassessment and review process

(2)	Specific initiatives to put in place a corporate management (governance) framework that will ensure stable operations in IT systems

(3)	Specific initiatives to improve operations, addressing the root causes of the system failures

3.	Clarify and report on the responsibility of management in line with the causes of the system failures and other factors.

4.

Submit the business improvement plan based on 2. above and the report based on 3. above by Monday, January 17, 2022, together with the status of implementation, as of December 31, 2021, of the measures to prevent further incidents based on 1. above.

5.

Summarize the progress made in implementing the business improvement plan (including the reassessment and review of the plan) every three months, starting with the three months to March 31, 2022, and report the summary by the 15th day of the following month.

Mizuho Financial Group: Banking Act of Japan Article 52-33, Paragraph 1

1.	Promptly implement the measures Mizuho Financial Group has formulated to prevent further incidents in regard to system failures.

2.

As the bank holding company, formulate a business improvement plan covering the following items (including reassessment and review as needed of the business improvement plan formulated by Mizuho Bank) and promptly implement the plan. Reassess and review the business improvement plan on an ongoing basis.

(1)	Measures to prevent further incidents in regard to system failures, to include any measures identified as necessary through the reassessment and review process

(2)	Specific initiatives to put in place a corporate management (governance) framework that will ensure stable operations in IT systems

(3)	Specific initiatives to improve operations, addressing the root causes of the system failures

3.	Clarify and report on the responsibility of management at Mizuho Financial Group in line with the causes of the system failures and other factors

4.

Submit the business improvement plan based on 2. above and the report based on 3. above by Monday, January 17, 2022, together with the status of implementation, as of December 31, 2021, of the measures to prevent further incidents based on 1. above.

5.

Summarize the progress made in implementing the business improvement plan (including the reassessment and review of the plan) every three months, starting with the three months to March 31, 2022, and report the summary by the 15th day of the following month.

II.	Details of the corrective action order from the Ministry of Finance of Japan

Mizuho Bank: Foreign Exchange and Foreign Trade Act of Japan Article 17-2, Paragraph 1

1.

Formulate effective measures to improve operations and prevent further incidents in order to fully comply with the provisions of the Foreign Exchange and Foreign Trade Act in regard to economic sanctions such as asset freezes, as well as to fully comply with the provisions of the business improvement order based on said act.

(1)

Reassess the causes of the failure to appropriately perform the bank’s confirmation obligations under the provisions of Article 17 of the Foreign Exchange and Foreign Trade Act and the decision-making and events that led to said failure. Based on this, formulate effective measures to improve operations and prevent further incidents in order to redevelop the internal control structure appropriately for all economic sanctions, such as asset freezes, required by the Foreign Exchange and Foreign Trade Act.

(2)

Establish an audit framework to verify the efficacy of the analysis of the causes reassessed in (1) above; the appropriateness of the measures to improve operations and prevent further incidents, in light of the causes and decision-making processes above; and the proper implementation of said measures to improve operations and prevent further incidents.

2.

Submit a report on the measures to improve operations and prevent further incidents based on 1. (1) above (including measures already taken) and on the establishment of the audit framework based on 1. (2) above by Friday, December 17, 2021. Promptly implement the measures. Promptly submit additional reports should there by any changes or additions to the measures to improve operations and prevent further incidents or the establishment of the audit framework. For the immediate future, report on the implementation status of the measures to improve operations and prevent further incidents and the establishment of the audit framework (including any changes or additions) at the end of each quarter, beginning from January 2022.

Measures to prevent further incidents based on administrative actions

I.	Measures to prevent further incidents based on the business improvement order issued by Japan’s Financial Services Agency

1.	Findings from the business improvement order

Mizuho Financial Group and Mizuho Bank were recently issued a business improvement order by Japan’s Financial Services Agency (JFSA). Mizuho Financial Group and Mizuho Bank take the business improvement order extremely seriously, and we will work together as an organization to further expand and strengthen our measures to prevent further incidents.

The business improvement order recently issued by the JFSA lists the items below as direct causes of the recent series of IT system failures at Mizuho Bank.

•	Insufficient verifications to ensure quality for development and system failure responses

•

Failure to establish a maintenance management framework for stable operations of Mizuho Bank’s new core IT system (MINORI), including inadequate management of external contractors, resulting in the failure to correct issues in maintenance and operations

•	Insufficient verifications through drills and training in relation to the crisis response frameworks

The business improvement order also lists the items below as factors behind the direct causes.

•

Insufficient awareness and understanding of on-site conditions at IT locations by Mizuho Financial Group and Mizuho Bank executives resulted in the mistaken impression of stable MINORI operations. MINORI was advanced from the development phase to the maintenance and operations phase without adequately examining the requirements for stable system operations (including necessary measures to minimize the impact of possible emergencies) due to an overestimation of MINORI’s ability to limit the impact of system failures to localized areas. Restructuring was also carried out, including reallocating personnel required for MINORI maintenance and operations, as well expense reductions for system maintenance.

•

With the mistaken impression of stable MINORI operations and insufficient awareness of the IT system risk management framework, Mizuho Bank executive management proceeded to reallocate personnel and entrust vendors with operations.

•	The above factors resulted in greatly weakened MINORI and other IT system operations.

In addition, we also received the four findings below as issues in governance concerning IT systems with much of it being fundamentally connected to past IT system failures.

•	An underestimation of the risks of and required technical specialization related to IT systems

•	Insufficient attention given to on-site conditions at IT locations

•	Lack of awareness toward impacts on customers and insufficient attention given to on-site conditions at front-line offices

•	A basic approach in which employees do not say what should be said, and only do as told

We at Mizuho Financial Group and Mizuho Bank position measures to improve upon these issues as extremely crucial to reliably fulfill our responsibility in maintaining societal infrastructure, toward which we will work together as an organization.

2.	Measures to prevent further incidents

(1)	Our initiatives thus far

Both Mizuho Financial Group and Mizuho Bank experienced significant system failures in 2002 and 2011. To address this, in July 2019 we completed our migration to a new core banking system (MINORI), and we have also been pursuing initiatives to establish frameworks for emergency and crisis response from the standpoints of customer service and crisis management.

Even so, between February 28 and March 12 we experienced four system failures. The System Failure Special Investigative Committee we established on March 17 identified the causes of the system failures as 1) issues in organizational ability to respond to crisis situations, 2) issues in IT system controls, 3) issues in understanding customers’ viewpoints, and 4) issues in the corporate culture. In light of these findings, Mizuho Financial Group and Mizuho Bank formulated measures to prevent further incidents, which were announced on June 15.

Our basic approach is aimed at improving our multilayered system failure response capabilities. From an IT systems perspective, we are endeavoring to put in place a framework suited to MINORI’s unique features by improving our ability to respond to any deviations in MINORI’s ordinary operations, by visualizing our talent portfolio, and by enhancing organizational control. From a customer relations and crisis management perspective, we are endeavoring to further foster awareness and action that gives top consideration to impacts on customers both under business-as-usual and during incidents, and in conjunction with this we are also endeavoring to strengthen our frameworks. To achieve this, we are strengthening organizational responses to understand and incorporate customers’ responses in our measures and establishing and reinforcing frameworks focused on impacts on customers and settlements. At the same time, in order to ensure the effectiveness of these multilayered system response capabilities, we are striving to continuously enhance our people and organization as part of solving fundamental organizational issues that also affect IT systems, customer relations, and crisis management. This will enable us to step forward together with our customers and society.

While pursuing these initiatives, we are also accounting for the four system failures that occurred between August 20 and September 30 and moving forward with a review to make the measures for improvement from June more robust.

(2)	Approach to formulation, implementation, and verification of measures to prevent further incidents, based on the business improvement order

At Mizuho Financial Group and Mizuho Bank, we are treating the business improvement order we received with the utmost seriousness. Our executive management is leading the way, and we are listening to the views of colleagues and stakeholders. We will continue to work tirelessly as a unified organization to formulate, implement, and verify measures to prevent further incidents in response to the factors that caused the system failures.

Specifically, we will conduct thorough inspections and reviews to confirm the effectiveness, continuity, and completeness of our current measures. By undertaking the following, we will develop a robust organizational framework that will prevent further significant system failures in the future and minimize impacts on customers.

•

Formulate and implement measures that will allow both for preventing system failures with a significant impact on customers and for minimizing impacts on customers in the event a system failure occurs.

•	Assess the on-site conditions at IT locations and develop IT governance that allows for appropriate decision-making and evaluation in regard to measures to prevent further incidents.

•

In terms of measures to prevent further incidents already formulated, ensure their dissemination and adoption, respond to changes in the business environment as appropriate, and develop a sustainable framework.

(3)	Recognition of issues and direction of initiatives based on root causes

In regard to IT systems, we will enhance risk management in line with the systems’ unique features, improve expertise, assess on-site conditions at IT locations, and reflect these in executive management’s allocation of resources. From this standpoint, we will develop a framework for maintenance and operation suited to MINORI’s unique features and actual on-site conditions at IT locations. In conjunction with this, we will assess the status of operations at IT locations in order to understand both operational issues and latent system risks. We will further develop a framework to appropriately reflect these factors into executive management’s allocation of corporate resources.

Specifically, we will undertake necessary inspections to ensure MINORI does not deviate from normal operations and to ensure the foundational infrastructure developed with MINORI’s adoption operates stably. Additionally, we will clarify necessary maintenance and operations and allocate appropriate resources in line with actual conditions on-site.

In preparation for potential system failures, we will enhance our ability to respond to failures in line with MINORI’s unique features and enhance our system recovery management.

In terms of customer relations and crisis management, we will continually put customers first, understand the actual conditions at frontline offices, and integrating these approaches into our services and measures. From this standpoint, we will further foster awareness and behavior that gives top consideration to impact on customers while observing laws and regulations both under business-as-usual and during incidents. In this way, we will establish an organizational framework that continually puts customers first.

Specifically, in Head Office as well, we will maintain close ties with frontline offices in line with specific operations and develop a framework to reflect customers’ and frontline offices’ views into operations and services on an ongoing basis. In addition, through coordination between IT system divisions, user divisions, and crisis management divisions, we will reinforce our early warning indicator management and enhance our ability to respond to failures.

In terms of continuously enhancing our people and organization, we will establish an organization where people can say what needs to be said and improve our capacity for all members of the organization to think, act, and deliver. From this standpoint, we will further improve our ability to act as a unified organization without being negatively restricted by rules or areas of responsibility.

Specifically, we will develop and employ experts with wide-ranging perspectives, review our methods of internal communication, and establish multifaceted flat communication between Head Office and the frontlines.

In addition, from the standpoint of establishing and enhancing a corporate management (governance) framework that will ensure stable operations in IT systems, we will effectively communicate the purpose of structural reforms and improve processes for allocating corporate resources. The supervisory line will undertake in-depth assessments of the actual status of the business execution line’s initiatives and further demonstrate its supervisory functions.

Also, across all the initiatives described above, we will utilize outside viewpoints and expert insights in formulation and evaluation of measures to secure their effectiveness and comprehensiveness. We will also secure the continuity of these measures by establishing each initiative process as a specific framework.

II.	Measures to prevent further incidents based on the corrective action order issued by Japan’s Ministry of Finance

1.	Findings from the corrective action order

Recently, Mizuho Bank was issued a corrective action order by Japan’s Ministry of Finance. The order relates to the confirmation obligation required of banks in accordance to Article 17 of Japan’s with Article 17 of Japan’s Foreign Exchange and Foreign Trade Act. Mizuho Bank and the management company Mizuho Financial Group take the corrective action order extremely seriously, and we will work together as an organization to further expand and strengthen our measures to prevent further incidents.

The corrective action order recently issued by Japan’s Ministry of Finance lists the four issues below.

•	Insufficient knowledge of all employees regarding foreign exchange laws and regulations

•	Insufficient communication between relevant departments during crisis responses

•	Problems with confirmation obligation practices during normal times in addition to insufficient communication and collaboration between relevant departments

•	Vulnerabilities in the IT system management framework targeting foreign exchange legal compliance

We take each finding of the corrective action order very seriously, and view them as necessary in strengthening our approach to compliance in relation to all foreign exchange laws and regulations, including thorough performance of the confirmation obligation required of banks by Japan’s Foreign Exchange and Foreign Trade Act. As these findings come at a time when a broader perspective on legal compliance is demanded on a global scale, we position them as company-wide issues toward which we will endeavor to improve.

2.	Measures to prevent further incidents

Aiming to improve the awareness and knowledge of all employees regarding foreign exchange laws and regulations, in addition to regularly conducting appropriate training for all employees based on their specific roles and responsibilities, we will establish a new specialist team on foreign exchange laws and regulations within the Compliance Group to collect information on, analyze, and thoroughly implement laws and regulations.

In terms of improving communication between relevant departments both during times of crisis response and during normal times, we will build a framework in which appropriate considerations and decisions for legal compliance can be made in either situation. To achieve this, we will enhance our meeting formats and clarify the division of responsibilities in view of legal compliance, and work to develop and strengthen a framework for collaboration between relevant departments.

In strengthening the IT system management framework targeting foreign exchange legal compliance, we will work to ensure stable operations through collaborations between user and IT system divisions to review and develop IT system specifications. We will also aim to expand and improve our business contingency plan.

Beyond the above-written measures, in view of reassessing the causes behind the IT system failures and appropriately restructuring internal management systems in relation to foreign exchange laws and regulations, we are considering measures to further strengthen our organizational response. These include establishing new committees at the senior management level, further clarifying roles and responsibilities between relevant departments, strengthening internal controls and monitoring, and medium- to long-term personnel development.

III.	Clarifying senior management responsibility

As a financial institution bearing responsibility for maintaining societal infrastructure, we at Mizuho Bank and Mizuho Financial Group sincerely regret and deeply apologize for the inconvenience and concern caused to our customers and related parties by allowing multiple system failures to occur in a short period of time, as well as by failing to sufficiently perform our confirmation obligation in accordance with Japan’s Foreign Exchange and Foreign Trade Act.

The senior management of both Mizuho Financial Group and Mizuho Bank take very seriously the feedback received in relation to the situation caused by the series of system failures, as well the feedback related to the causes, including elements left out of the measures taken for past IT system failures, as well as our failure to appropriately respond to changes in the business environment. In addition to clarifying the senior management’s responsibility, as laid out in the attachment, we will establish a new framework from which we will seek the opinions of employees and stakeholders and work with our employees to solve these issues.

IV.	Conclusion

We at Mizuho Financial Group and Mizuho Bank take the administrative actions issued by Japan’s Financial Services Agency and Japan’s Ministry of Finance very seriously. In order to prevent further incidents and ensure the reliability of our services for customers, all group employees will unite in formulating and implementing our business improvement plan and measures to prevent further incidents based on the business improvement order.

Reference: Outline of the system failures that occurred between February 28 and September 30, 2021

1.	System failure on February 28, 2021

During the e-Account batch switching process for Mizuho e-Accounts, the index file linked to the revocation information management table was overloaded beyond its usage rate capacity, resulting in the inability to perform all subsequent time deposit update transactions.

When such errors occur, the revocation information management table is referenced in order to carry out automatic revocation processes of the corresponding transactions. However, since the information required for revocation overloaded the above-mentioned capacity, revocation registrations could not be performed. This “double error” halted automatic revocation processes and resulted in an exclusive lock of the customer information file (CIF). The accumulation of the double error then caused the system to block the ATM and Mizuho Direct processing sections.

Transactions directed to blocked sections are not executable, and the system automatically prevents any bankbooks or ATM cards inserted into the ATMs from being ejected and returned to the customer during such cases. A large number of customers who were unable to retrieve their bankbooks and ATM cards from ATMs had to wait for a long time at the ATM locations.

2.	System failure on March 3, 2021

A network card in a network device at a Mizuho Bank data center malfunctioned and caused instability in network communications until the network was switched to a different system.

Although we restored normal network communications three minutes after the malfunction, a number issues occurred before the network system change, including ATMs preventing inserted ATM cards and bankbooks from being ejected and returned to customers, as well as failed purchase transactions for a portion of Numbers lottery purchases through ATMs or Mizuho Direct online banking.

3.	System failure on March 7, 2021

When Mizuho Bank released a program related to the default interest collection function for consumer loan products, an error occurred during the batch processing for consolidated account time deposits as a result of the required initiation process not being incorporated into the program design. In response to this error, a portion of ATM time deposit account services were temporarily suspended in order to avoid further impacts on customers.

4.	System failure on March 12, 2021

The communication control unit of a storage device contained within the MINORI shared platform malfunctioned, which cut off communications between the storage device and server, resulting in a suspension of the operations systems that operate on the same server. Among the suspended operations systems was the consolidated platform for sending and receiving files, which sends and receive files and other information between platforms required for center batch processing. The suspension of this operations system resulted in a delay in center batch processing, which caused, among other issues, delays mainly in foreign exchange remittance processing.

5.	System failure on August 20, 2021

Within the operations platform consolidated platforms in Mizuho Bank’s main IT system center, a “double failure” occurred in database server No. 1 (main) involving a hard disk malfunction followed by a brief malfunction in the redundant backup hard disk. Although database server No. 2 (backup) was configured in a redundant structure, the double failure disabled access to the information required for the automatic switch to the server. Since the automatic switch to database server No. 2 (backup) was not operating normally, and because the manual switch to database server No. 2 failed due to improper steps taken for required procedures, recovery of the system was greatly delayed. Recovery was ultimately achieved by switching the system to a database server of a sub-center established in case of emergencies.

This system failure resulted in a temporary suspension of transaction operations in front-office terminals and branch tablets, as well as other issues such as delayed processing for outgoing foreign exchange remittances.

6.	System failure on August 23, 2021

Parity errors occurred in a network device at Mizuho Bank’s main IT system center, which resulted in large volumes of data logs being output. The increased load on the system processer combined with several other factors led to instability in the network device.

This resulted in interrupted network communications in the main IT system center, which led to a portion of ATMs and front-office terminals to become temporarily inoperable.

7.	System failure on September 8, 2021

A malfunctioning disk component in the backup system’s disk device for the shared transaction platform led to a temporary interruption in network communications with other systems.

This caused a temporary outage in the connection to the main system’s disk drive and also led to unresponsive access in certain data areas, resulting in a temporary suspension of a portion of ATMs among other issues.

8.	System failure on September 30, 2021

The month-end batch processing in the integrated settlement management system (ISCS), which supports foreign exchange remittance transactions, placed an elevated workload on the system, resulting in a slowdown of the ISCS processing of transaction system messages. Although the confirmation workflow was changed around 3:00 p.m. in order to complete the transactions the same day for the pending transaction system messages, same-day processing for a portion of the pending transactions was not successful. Furthermore, although no unlawful transfers were handled for the transactions processed following the workflow change, the confirmation obligations required of banks in accordance with Article 17 of Japan’s Foreign Exchange and Foreign Trade Act were not adequately performed.

(Attachment)

Additional penalties for executives

We have decided on the below resignations and compensation reductions.

Aside from these, there are no changes to the executive penalties announced on June 15, 2021.

1. Resignations (Effective Date: April 1, 2022)

Name	Current Position

Tatsufumi Sakai	Mizuho Financial Group, Inc. Member of the Board of Directors, President & Group CEO (Representative Executive Officer)

Koji Fujiwara	Mizuho Bank, Ltd. President & CEO (Representative Director)

Satoshi Ishii*	Mizuho Financial Group, Inc. Senior Executive Officer (Representative Executive Officer) Mizuho Bank, Ltd. Deputy President & Executive Officer

Masaomi Takada**	Mizuho Financial Group, Inc. Senior Executive Officer Mizuho Bank, Ltd. Managing Executive Officer

Note:

Satoshi Ishii and Masaomi Takada will be transferred on January 17, 2022 and November 26, 2021 respectively as mentioned in the announcement of “Change of Directors and Executive Officers” on November, 26, 2021.

*	Chief Digital Innovation Officer / Head of IT & Systems Group / Head of Operations Group of Mizuho Financial Group (MHFG) and Mizuho Bank (MHBK)
**	Head of Compliance Group of MHFG and MHBK

2. Compensation reductions

Current Position	Name	After	Before

Co-Head of IT & Systems Group	Koji Yonei	Monthly pay -20% x two months	—

Deputy Head of IT & Systems Group	Takeshi Katano	Monthly pay -20% x six months	Monthly pay -20% x four months

Head of Strategic Planning Group	Naoshi Inomata	Monthly pay -15% x six months	Monthly pay -15% x four months

Head of Risk Management Group	Motonori Wakabayashi	Monthly pay -15% x two months	—

Chief Crisis Management Officer	Makoto Matsubara	Monthly pay -10% x two months	—

Note:	The above five executives concurrently serve positions at MHFG and MHBK

Reference: Mizuho Research & Technologies

Current Position	Name	After	Before

President & CEO	Masahiro Otsuka*	Monthly pay -20% x two months	—

Deputy President	Yasumasa Mukai	Monthly pay -20% x six months	Monthly pay -20% x four months

Note:	The above two executives are Representative Director of Mizuho Research & Technologies

*	Masahiro Otsuka got a penalty as Head of Retail & Business Banking Company of MHFG, as announced on June 15, 2021.